Exhibit E

[Letterhead of Distributor]

[Date]

[Distributor]

Re:	Canada Medium-Term Notes Program

Pricing Supplement Number: [_]

Details of Notes: [_] [_]% Notes Due [_]

Settlement Date: [_]

Ladies and Gentlemen:

Reference is made to the Distribution Agreement dated November 28, 2012 (the “Agreement”), in respect of the issue by Her Majesty in right of Canada (“Canada”) of Canada Medium-Term Notes (the “Notes”). A copy of the Agreement has been provided to you. Subject to the terms as set forth therein, and pursuant to section 3(a) thereof, Canada hereby appoints you as a Distributor for the purpose of entering into a transaction with Canada containing the terms as set forth in the above-referenced Pricing Supplement. This appointment is effective and extends only to the transaction which you are presenting to Canada (see above “Details of Notes”) and this appointment shall automatically be terminated upon the payment made in full to Canada for the Notes sold pursuant to the above-referenced Pricing Supplement. You agree to be bound by, comply with, and have the benefits of, all of the provisions of the Agreement applicable to Distributors thereunder. Defined terms, unless defined herein, shall have the meanings given to them in the Agreement.

As additional conditions precedent to your obligation to consummate the transaction referred to above, you shall receive copies of the following:

(a) the opinion, including negative assurance statement, of Canadian counsel to Canada (Legal Counsel, Finance—General Legal Services, Department of Justice Canada) dated November 28, 2012, the date of execution of the Agreement (the “Set-Up Date”) pursuant to Section 7(e) of the Agreement;

(b) the opinion of Canadian counsel to the Distributors (Stikeman Elliott LLP) dated the Set-Up Date, pursuant to Section 7(g) of the Agreement;

(c) the opinion, including negative assurance statement, of Canadian counsel to Canada (Legal Counsel, Finance—General Legal Services, Department of Justice Canada) dated November 21, 2013, the date of the annual program update (the “Refresh Date”) pursuant to Section 8(b) and Section 8(e) of the Agreement;

(d) the certificate dated the Refresh Date of an official of the Department of Finance of Canada delivered, pursuant to Section 8(b) of the Agreement;

(e) the negative assurance statement of U.S. counsel to Canada (Milbank, Tweed, Hadley & McCloy LLP) dated the Refresh Date, pursuant to 8(c) of the Agreement; and

(f) the opinion of U.S. counsel to the Distributors (Davis Polk & Wardwell LLP) dated the Refresh Date.

Each of the opinions referred to in clauses (a), (b) and (c) above, and the negative assurance statement referred to in clause (e) above, indicates that you may rely on it as of its date as if it had been addressed and delivered to you as of its date. The opinion referred to in clause (f) above indicates that you may not rely on such opinion, but that it may be furnished to you. The certificate referred to in clause (d) above may only be relied upon by you as of the date indicated thereon.

This letter agreement shall be governed by and construed in accordance with the laws of the State of New York. This letter agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such executed counterparts shall together constitute one and the same agreement.

If the foregoing is in accordance with your understanding, please sign and return to us two counterparts hereof, whereupon this letter shall constitute a binding agreement between Canada and you in accordance with its terms.

Very truly yours, HER MAJESTY IN RIGHT OF CANADA, as represented by the Minister of Finance

By:
Name:
Title:

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Agreed and accepted as of date hereof: [Distributor]

By:
Name:
Title:

4